Exhibit 99.7

Encana Corporation

4400, 500 Centre Street S.E.

Calgary, Alberta T2P 2S5

Canada

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to (A) the incorporation by reference in Encana Corporation’s Registration Statement on Form F-3 (File No. 333-187492); (B) the incorporation by reference in Encana Corporation’s Registration Statements on Form S-8 (File Nos. 333-124218, 333-85598, 333-140856, and 333-188758) and (C) the use and reference to our name in Encana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2015 (the “AIF”), and in Encana Corporation’s Registration Statement on Form F-10 (File No. 333-196927), and to the inclusion and incorporation by reference therein of information derived from our reports evaluating a portion of Encana Corporation’s petroleum and natural gas reserves as at December 31, 2015, as described in the AIF.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas

February 29, 2016

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates, Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.